

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Wayne Tupuola
President
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, Florida 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 29, 2020**
> **File No. 000-56166**

Dear Mr. Tupuola:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10 filed July 29, 2020

Directors and Executive Officers, page 38

1. We note your response to prior comment 5. Please tell us how you have determined that the disclosure of your officers' business experience is accurate. For example, it appears from Item 5.02 of the Form 8-K filed on April 3, 2015 by Fonon Corporation (formerly Mabwe Minerals, Inc.) that: (1) Dmitriy Nikitin was appointed to be the sole director of the board of directors; (2) he nominated Mr. Bykov to be a director and a majority of the shareholders elected them as directors; and (3) Mr. Bykov is a "Director and Chief Design Engineer." In addition, we note that a press release dated July 6, 2015 indicates that Fonon hired "Wayne Tupuola as Vice-President of Operations and Director."

<u>Unaudited Interim Financial Statements</u>
<u>Unaudited Statements of Profit and Loss, page F-2</u>

2.   We note the changes made in response to comment 8. Further revise this statement and all sections of the filing to present your loss per share amounts rounded to the nearest cent, - i.e., only two decimal points, so as not to imply a greater level of precision than exists. In addition, to facilitate an investor's understanding, please consistently present all negative amounts using parentheses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson, Staff Accountant), at 202-551-3346 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Ernest Stern